1 Isabelle Degbegni From: info@news.morphosys.com Sent: Donnerstag, 29. Dezember 2022 16:09 To: Isabelle Degbegni Subject: [EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution To help protect your privacy, Micro so ft Office prevented auto matic download of this pictu re from the In ternet. logo MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 29.12.2022 / 16:08 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments Change of breakdown of voting rights X Other reason: Voluntary group notification with triggered threshold on subsidiary level 3. Details of person subject to the notification obligation Legal entity: The Goldman Sachs Group, Inc. City of registered office, country: Wilmington, DE, United States of America (USA) 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 23 Dec 2022 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.55% 14.72% 15.27% 34231943 Previous notification 1.57% 14.08% 15.65% / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 188097 0.00% 0.55%

2 US6177602025 0 8 0.00% 0.00002 % Total 188105 0.55 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right To Recall Open 1489816 4.35 % Right Of Use Open 1191615 3.48 % Convertible Bond 16.10.2025 141213 0.41 % Call Option 16.06.2023 98000 0.29 % Total 2920644 8.53 % b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Call Warrant 31.12.2030 Cash 193072 0.56 % Swap 20.12.2032 Cash 1026088 2.99 % Put Option 19.12.2025 Physical 900000 2.63 % Total 2119160 6.19% 8. Information in relation to the person subject to the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % % Goldman Sachs Asset Management, L.P. % % % - % % % The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % % NNIP Holdings LLC % % % NNIP UK Holdings I Ltd % % % NNIP UK Holdings II Ltd % % % NNIP Holdings I B.V. / NNIP Holdings II B.V. % % % NN Investment Partners Holdings B.V. % % % - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs Bank USA % % % Goldman Sachs Bank Europe SE % % % - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs (UK) L.L.C. % % % Goldman Sachs Group UK Limited % % % Goldman Sachs International Bank % % % - % % % The Goldman Sachs Group, Inc. % % % Folio Financial, Inc. % % % Folio Investments, Inc. % % %

3 - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs & Co. LLC % 5.35% 5.73% - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs (UK) L.L.C. % % % Goldman Sachs Group UK Limited % % % Goldman Sachs International % 8.25% 8.35% 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Proportion of voting rights Proportion of instruments Total of both % % % 10. Other explanatory remarks: Date 28 Dec 2022 29.12.2022 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1523081 29.12.2022 CET/CEST Unsubscribe